ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
For the Nine Months Ended September 30, 2007

Description of Business and Report Date

Atna Resources Ltd. (the “Company”) is engaged in the exploration and development of gold properties primarily in the United States.  The Company also has properties in Canada and Chile.  The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the TSX Exchange under the symbol “ATN”.  The following discussion and analysis of the financial position and results of operations for the Company speaks only as to November 8, 2007 (the “Report Date”) and should be read in conjunction with the interim consolidated financial statements and the notes thereto for the nine months ended September 30, 2007, which have been prepared in accordance with Canadian generally accepting accounting principles.

Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2006 and 2005, can be viewed on SEDAR at www.sedar.com.

Highlights

•
Pinson Property:  Pinson Mining Company (PMC) has commenced work on the Pinson property and currently has four surface drill rigs operating. PMC has commenced dewatering the area of Atna’s underground exploration workings and is planning further underground drifting and drilling.

•	Clover Property: Meridian Gold has indicated drilling will commence during the fourth quarter, 2007.
•
Jarbidge Property:  Drilling continued during the third quarter with 21 holes completed, two holes deferred until 2008, and one hole in progress. A total of 12,465 feet of drilling has been completed including 10,375 feet of reverse circulation rotary and 2,090 feet of diamond core.

Exploration Activities

Pinson Property, Nevada

Pinson Mining Company (PMC), an affiliate of Barrick Gold Corporation, began work on the Pinson property in August 2007. PMC currently has four surface drills operating on the property (2 diamond and 2 RC rigs).  Dewatering has re-commenced in the area of the Ogee, Range Front, and CX zones which will facilitate planned additional underground development and underground diamond drilling. PMV has also indicated they will be drilling other exploration targets separate from the defined deposit.

Jarbidge Property, Nevada

Diamond and reverse circulation rotary drilling continued throughout Q3 2007.  Reconnaissance mapping and sampling was conducted in the southeastern portion of the district in the area of the Bullion and Altitude prospects where previous sampling returned gold values from grab samples up to 41 g/t.  Several altered and quartz-chalcedony veined structures were identified that may require follow-up sampling and drilling during 2008. In the main district 21 holes have been completed, two holes have been deferred until 2008, and one hole is in progress.  A total of 12,465 feet of drilling has been completed including 10,375 feet of reverse circulation rotary and 2,090 feet of diamond core.  Twelve drill holes have been completed at the Bluster-Pick and Shovel target area, four holes targeted the Alta structural target, one hole tested opaline alteration in the Deer Mountain area, and six holes drilled targets in the area of the Longhike-Flaxie structure. Two of the holes in the Longhike area were pre-collared with the RC rig and due to weather conditions the diamond drill tails have been deferred until 2008.

In addition to the drilling activities, the Company has completed field work for the cultural resource and botanical surveys in support of its ongoing permitting activities with the United States Forest Service. The current round of permitting is anticipated to allow for drilling activities at the project over the next five years in all areas of the property.  The draft biological assessment has been submitted for initial review and comment to the regulatory authorities and it is anticipated that the draft environmental assessment will be complete within the next 30 days. Currently, the company believes that the new permits will be granted in late spring 2008 allowing drill mobilization in June 2008.

Samples for analysis are being assayed by standard fire assay methods by Inspectorate American Corporation

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
For the Nine Months Ended September 30, 2007

laboratory in Reno, Nevada. Results of the program’s work are anticipated during the fourth quarter 2007.

Clover Property, Nevada

Meridian Minerals carried out geological mapping and geochemical surveying on the Clover property   A number of areas were confirmed as drill targets.  Permits have been appoved by the BLM to allow drilling to commence during the fourth quarter of 2007.

Clover is a low-sulphidation, vein-hosted, epithermal gold prospect located in Nevada’s Midas mining district within the prospective Northern Nevada Rift.  Clover’s geologic setting is similar to Newmont’s Ken Snyder (Midas) mine (1999 published reserves of 2.8 M tons averaging 1.01 oz/ton Au, 11.6 oz/ton Ag). Targets that require follow-up work include a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (0.90 oz/ton Au) gold bearing float and high-grade gold intersections from previous drilling at Clover Hill (0.74 oz/ton Au over 31.8 ft., 0.23 oz/ton Au over 25 ft., and 0.29 oz/ton Au over 10 ft.).

Results of Operations

Third Quarter 2007

During Q3 2007, the Company focused its exploration efforts primarily on the Jarbidge property, Nevada.  Acquisition and exploration expenditures of $706,380 (2006 - $370,458) were incurred and attributed to the following: Jarbidge property in the amount of $671,662 (2006 - $249,617); Beowawe property in the amount of Nil (2006 - $15,008); Pinson property in the amount of $6,942 (2006 - $45,396) and other U.S. and Canadian properties in the amount of $27,748 (2006 - $60,437).  Option payments of Nil (2006 – Nil) and cost recoveries of $361,275 (2006 – $227,154) were received.

During Q3 2007, a loss of $610,613 (2006 - $107,832) was incurred.  The most significant components of operating expenses and other income (expenses) were: investor relations in the amount of $21,689 (2006 - $66,149); wages and benefits in the amount of $111,875 (2006 - $98,594); stock-based compensation (a non-cash item) of $68,588 (2006 – $125,703); audit and legal costs of $30,589 (2006 – $16,748); investment and miscellaneous income of $123,758 (2006 - $324,937); foreign exchange (a non-cash item) of $112,944 ($2006 - $34,997); gain on sale of resource properties of $21,743 (2006 - Nil); and, the write-down of accounts receivable of $187,778 (2006 – Nil).

Nine Months 2007

During the nine months ended September 30, 2007, acquisition and exploration expenditures of $1,495,294 (2006 -$3,043,696) were incurred and attributed as follows: Jarbidge property in the amount of $880,001 (2006 - $331,972); Beowawe property in the amount of $304,831 (2006 - $34,074); Pinson property in the amount of $77,509 (2006 - $2,578,256); and other U.S. and Canadian properties in the amount of $232,953 (2006 - $99,394).  Option payments of $77,222 (2006 - $28,171) and cost recoveries of $409,248 (2006 – $227,164) were received.  Writes-off of $323,193 (2006 – Nil) were incurred.

During the nine months ended September 30, 2007, a loss of $2,002,458 (2006 - $197,419) was incurred for an increase of $1,805,039 over the corresponding 2006 period.  The variance was as a result of the gain on sale of marketable securities in the amount of $1,684,206 in 2006 as compared to $26,532 in 2007.  General and administrative expenses of $1,573,705 (2006 - $2,013,608) represented a decrease of $439,903 over the previous period.  The most significant components of operating expenses were: investor relations of $230,765 (2006 - $213,07) for an increase of $17,688 as a result of increased investor relations activities during the period; wages and benefits of $310,947 (2006 – $422,887) for a decrease of $111,940 as a result of changes in allocation in reporting salaries and wages from the previous period; and stock-based compensation (a non-cash item) of $523,840 (2006 - $902,341) for a decrease of $378,501 as a result of the fair value of options vested during the period.

During the nine months ended September 30, 2007, other income and expenses included: exploration and business development costs of $210,006 (2006 – $169,058) for an increase of $40,948 as a result of increased generative activities over the previous period; investment and other income in the amount of $399,257 (2006 - $587,741) for a decrease of $188,484 as a result of having fewer funds on deposit; foreign exchange (a non-cash item) of $155,308

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
For the Nine Months Ended September 30, 2007

(2006 - $25,447) for an increase of $129,861 as a result of conversion rates calculated primarily on foreign cash holdings and mineral properties; the gain on sale of marketable securities of $26,532 (2006 - $1,684,206) for a decrease of $1,657,674 as a result of the sale of a fewer number of securities during the current period; the gain on sale of resource property in the amount of $21,743 (2006 – Nil) as a result of the sale of the Lone Pine property; write-down of marketable securities of Nil (2006 - $125,238); account receivable write-off of $187,778 (2006 – Nil); and property write-offs of $323,193 (2006 - $136,015l) as a result of the sale of the Lone Pine property and the write-off of the Beowawe project.

Summary of Quarterly Results

The following are the results for the eight most recent quarters, commencing with last quarter for the nine months ending on September 30, 2007:

Three months ended	Sep-07	Jun-07	Mar-07	Dec-06
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	347,542	407,536	818,627	459,688
Loss (gain) for the period	610,613	672,051	719,794	530,090
Basic and diluted loss per share	0.01	0.01	0.01	0.01
Total assets	32,464,491	32,950,760	33,648,418	33,832,542
Exploration expenditures	706,380	556,182	232,760	615,394

Three months ended	Sep-06	Jun-06	Mar-06	Dec-05
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	467,766	607,563	1,039,524	523,513
Loss (gain) for the period	107,832	679,989	(590,402)	597,066
Basic and diluted loss per share	0.01	0.01	0.01	0.03
Total assets	33,871,048	33,870,586	34,736,899	33,746,201
Exploration expenditures	370,458	1,286,831	1,180,399	4,473,231

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options.  See “Results of Operations”.

Liquidity and Capital Resources

At September 30, 2007, the Company had cash, cash equivalents and investments totaling $11,865,205 (2006 - $13,437,806) and working capital of $11,924,660 (2006 - $13,726,211).  The Company expects to have adequate working capital for property maintenance requirements and administrative overhead for the next twelve months.

The Company has a shared lease commitment for its office premises, which expires June 30, 2010.  The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.  Aside from the rental lease commitment, the Company has no off-balance sheet arrangements or long-term obligations.  The majority of the Company’s expenditures on its properties are of a discretionary nature with the majority of expenditures falling under the responsibility of joint venture partners.

The Company has financed its operations and capital expenditures through the sale of its equity securities and from the proceeds of the sale of marketable securities.  The Company expects to obtain financing in the future primarily through equity financing.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
For the Nine Months Ended September 30, 2007

Related Party Transactions

During the quarter, the Company had no related party transactions.

Financing and Investing Activities

During the nine months ended September 30, 2007, the Company received proceeds from the following activities: interest and miscellaneous income of $399,257 (2006 - $587,741); gain on sale of marketable securities of $26,532 (2006 - $1,684,206); exercise of share purchase warrants of Nil (2006 - $459,795); exercise of stock options of $221,375 (2006 - $143,625 ) and net proceeds of private placement of Nil (2006 - $8,730,587).

During the nine months ended September 30, 2007, the Company incurred acquisition and exploration expenditures of $1,495,294 (2006 -$3,043,696) as follows: Jarbidge property in the amount of $880,001 (2006 - $331,972); Beowawe property in the amount of $304,831 (2006 - $34,074); Pinson property in the amount of $77,509 (2006 - $2,578,256); and other U.S. and Canadian properties in the amount of $232,953 (2006 - $99,394).

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values.  It is Management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at September 30, 2007	64,676,838	n/a	n/a
Issued after September 30, 2007	-	n/a	n/a
Employees’ Stock Options	2,558,050	$0.59 - $2.01	Feb 8/08 - Jan 11/10
Fully diluted at November 6, 2007	67,234,888	n/a	n/a

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company.  Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, Management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Management is also responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.  There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report.  Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s Management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually on a three-year rotation by the shareholders of the Company.  The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A.  Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSISFORM 51-102F
For the Nine Months Ended September 30, 2007

Management.  Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards.  The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Forward-Looking Statements

This Interim Management Discussion and Analysis (“MD&A”) is an update of the Company’s MD&A for the year ended December 31, 2006.  Certain statements contained in this MD&A constitute forward-looking statements.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the Report Date, and readers are advised to consider such forward-looking statements in light of the risks set out below.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic.

The junior resource market, where the Company raises its funds, is volatile and there is no guarantee that the Company will be able to raise funds as it requires them.  However, the Company has been successful to date in arranging financing and Management is of the opinion that it will continue to do so.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to reclamation, discharge of hazardous material and other matters.  The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

A significant portion of the Company’s mineral properties are located in the U.S.  Legislation has been introduced in prior and current sessions of the U.S. Congress to modify the requirements applicable to mining claims on federal lands under the Mining Law of 1872. The timing and nature of any mining law cannot presently be predicted. To date, no such legislation has been enacted.

Outlook

Activity during the forthcoming quarter is expected to include:

•	Drilling at the Pinson mine property by PMC
•	Drill program completion for 2007 at the Jarbidge project.
•	Drilling of gold targets by the Company’s partner, Meridian Gold, at the Clover property

The Company is well funded to continue its activities, which, in addition to the above, includes continuing to build its portfolio of exploration projects in the Great Basin and analyzing and pursuing acquisition opportunities.

Subsequent Events

The Company has no subsequent events to report.